CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in thousands of U.S. dollars) - unaudited

	April 1, 2012	October 2, 2011

Current assets:
Cash and cash equivalents	$31,509	$82,025
Trade accounts receivable	239,290	191,594
Income taxes receivable	1,810	515
Inventories (note 4)	573,270	568,311
Prepaid expenses and deposits	8,436	10,827
Assets held for sale	13,105	13,142
Other current assets	8,932	9,228
Total current assets	876,352	875,642

Non-current assets:
Property, plant and equipment	555,122	550,324
Investment in joint venture	11,526	13,038
Intangible assets	257,619	261,653
Goodwill	141,933	141,933
Other assets	11,943	15,909
Total non-current assets	978,143	982,857

Total assets	$1,854,495	$1,858,499

Current liabilities:
Accounts payable and accrued liabilities	$206,808	$297,960
Total current liabilities	206,808	297,960

Non-current liabilities:
Long-term debt (note 10)	333,000	209,000
Deferred income taxes	10,920	11,977
Employee benefit obligations	20,351	20,246
Provisions	8,390	8,226
Total non-current liabilities	372,661	249,449

Total liabilities	579,469	547,409

Equity:
Share capital	105,096	100,436
Contributed surplus	14,823	16,526
Retained earnings	1,157,093	1,194,804
Accumulated other comprehensive income (loss)	(1,986)	(676)
Total equity attributable to shareholders of the Company	1,275,026	1,311,090

Total liabilities and equity	$1,854,495	$1,858,499

See accompanying notes to condensed interim consolidated financial statements.

QUARTERLY REPORT - Q2 2012 P.23

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME
(in thousands of U.S. dollars, except per share data) - unaudited

	Three months ended		Six months ended
	April 1,	April 3,	April 1,	April 3,
	2012	2011	2012	2011
		(Note 13)		(Note 13)

Net sales	$482,565	$383,203	$786,362	$714,420
Cost of sales	396,472	274,421	693,920	524,090

Gross profit	86,093	108,782	92,442	190,330

Selling, general and administrative expenses	53,939	47,253	104,773	88,793
Restructuring and acquisition-related costs
(note 8)	1,614	3,666	1,868	4,374

Operating income (loss)	30,540	57,863	(14,199)	97,163

Financial expenses, net (note 9(b))	2,937	663	4,933	3,306
Equity (earnings) loss in investment in
joint venture	223	677	3	585

Earnings (loss) before income taxes	27,380	56,523	(19,135)	93,272

Income tax expense (recovery)	510	(5,186)	59	(4,331)

Net earnings (loss)	26,870	61,709	(19,194)	97,603

Other comprehensive income (loss), net of
related income taxes:
Cash flow hedges (note 6)	(1,929)	(1,640)	(1,310)	(7)

Comprehensive income (loss)	$24,941	$60,069	$(20,504)	$97,596

Earnings (loss) per share:
Basic EPS (note 5)	$0.22	$0.51	$(0.16)	$0.80
Diluted EPS (note 5)	$0.22	$0.50	$(0.16)	$0.80

See accompanying notes to condensed interim consolidated financial statements.

QUARTERLY REPORT - Q2 2012 P.24

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
Six months ended April 1, 2012 and April 3, 2011
(in thousands or thousands of U.S. dollars) - unaudited

				Accumulated
				other
	Share capital		Contributed	comprehensive	Retained	Total
	Number	Amount	surplus	income (loss)	earnings	equity

Balance, October 2, 2011	121,331	$100,436	$16,526	$(676)	$1,194,804	$1,311,090

Share-based compensation related to
stock options and Treasury restricted
share units	-	-	2,430	-	-	2,430
Shares issued under employee share
purchase plan	12	279	-	-	-	279
Shares issued pursuant to exercise of
stock options	19	138	(13)	-	-	125
Shares issued pursuant to vesting of
restricted share units	159	4,243	(4,243)	-	-	-
Dividends declared	-	-	123	-	(18,517)	(18,394)
Transactions with shareholders of the
Company recognized directly in equity	190	4,660	(1,703)	-	(18,517)	(15,560)

Cash flow hedges	-	-	-	(1,310)	-	(1,310)
Net loss	-	-	-	-	(19,194)	(19,194)
Total comprehensive income (loss) for
the period	-	-	-	(1,310)	(19,194)	(20,504)

Balance, April 1, 2012	121,521	$105,096	$14,823	$(1,986)	$1,157,093	$1,275,026

Balance, October 4, 2010	121,352	$97,036	$10,091	$(1,710)	$1,002,487	$1,107,904

Share-based compensation related to
stock options and Treasury restricted
share units	-	-	2,329	-	-	2,329
Shares issued under employee share
purchase plan	12	310	-	-	-	310
Shares issued pursuant to exercise of
stock options	159	1,422	(64)	-	-	1,358
Dividends declared	-	-	55	-	(9,249)	(9,194)
Transactions with shareholders of the
Company recognized directly in equity	171	1,732	2,320	-	(9,249)	(5,197)

Cash flow hedges	-	-	-	(7)	-	(7)
Net earnings	-	-	-	-	97,603	97,603
Total comprehensive income (loss) for
the period	-	-	-	(7)	97,603	97,596

Balance, April 3, 2011 (note 13)	121,523	$98,768	$12,411	$(1,717)	$1,090,841	$1,200,303

See accompanying notes to condensed interim consolidated financial statements.

QUARTERLY REPORT - Q2 2012 P.25

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars) - unaudited

	Three months ended		Six months ended
	April 1,	April 3,	April 1,	April 3,
	2012	2011	2012	2011
		(Note 13)		(Note 13)
Cash flows from (used in) operating activities:
Net earnings (loss)	$26,870	$61,709	$(19,194)	$97,603
Adjustments to reconcile net earnings (loss) to cash
flows from (used in) operating activities (note 7 (a))	23,556	22,428	43,986	38,890
	50,426	84,137	24,792	136,493
Changes in non-cash working capital balances:
Trade accounts receivable	(95,657)	(52,948)	(46,581)	(45,872)
Inventories	39,499	(74,558)	811	(102,576)
Prepaid expenses and deposits	110	503	2,391	896
Other current assets	(1,141)	(273)	(1,307)	(911)
Accounts payable and accrued liabilities	10,597	37,536	(88,219)	25,673
Income taxes	(860)	(1,463)	(1,274)	(2,853)
Net cash flows from (used in) operating activities	2,974	(7,066)	(109,387)	10,850

Cash flows from (used in) financing activities:
Increase in amounts drawn under revolving long-term
credit facility	28,000	-	124,000	-
Dividends paid	(18,394)	(9,194)	(18,394)	(9,194)
Repayment of other long-term debt	-	(17,002)	-	(17,233)
Proceeds from the issuance of shares	121	371	404	1,668
Net cash flows from (used in) financing activities	9,727	(25,825)	106,010	(24,759)

Cash flows from (used in) investing activities:
Purchase of property, plant and equipment	(20,088)	(36,973)	(44,255)	(75,963)
Purchase of intangible assets	(3,697)	(1,332)	(4,368)	(1,767)
Proceeds on disposal of corporate asset	-	13,226	-	13,226
Proceeds on disposal of assets held for sale	244	294	254	461
Dividend received from investment in joint venture	108	-	1,509	-
Net cash flows from (used in) investing activities	(23,433)	(24,785)	(46,860)	(64,043)

Effect of exchange rate changes on cash and cash
equivalents denominated in foreign currencies	500	132	(279)	387
Net decrease in cash and cash equivalents during the period	(10,232)	(57,544)	(50,516)	(77,565)
Cash and cash equivalents, beginning of period	41,741	230,822	82,025	250,843
Cash and cash equivalents, end of period	$31,509	$173,278	$31,509	$173,278

Cash paid during the period (included in cash flows from (used in) operating activities):
Interest	$2,095	$354	$3,774	$835
Income taxes	1,664	2,454	2,419	4,927

Supplemental disclosure of cash flow information (note 7)

See accompanying notes to condensed interim consolidated financial statements.

QUARTERLY REPORT - Q2 2012 P.26

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the period ended April 1, 2012
Tabular amounts in thousands or thousands of U.S. dollars except per share data, unless otherwise indicated

1. REPORTING ENTITY:

Gildan Activewear Inc. (the "Company") is domiciled in Canada and is incorporated under the Canada Business Corporations Act. Its principal business activity is the manufacture and sale of activewear, socks and underwear. The Company’s fiscal year ends on the first Sunday following September 28.

The address of the Company’s registered office is 600 de Maisonneuve Boulevard West, Suite 3300, Montreal, Quebec. The condensed interim consolidated financial statements are for the Company’s second quarter of fiscal 2012 as at and for the three and six months ended April 1, 2012 and comprise the Company and its subsidiaries. The Company is a publicly listed entity and its shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol GIL.

2. BASIS OF PREPARATION:

(a)	Statement of compliance:
These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34“) and IFRS 1, First-time Adoption of International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”). The Company applied the same accounting policies in the preparation of these condensed interim consolidated financial statements, as those disclosed in note 3 of its unaudited condensed interim consolidated financial statements for the quarter ended January 1, 2012.

These condensed interim consolidated financial statements should be read in conjunction with the Company’s 2011 annual consolidated financial statements and the Company’s condensed interim consolidated financial statements for the quarter ended January 1, 2012, with consideration given to the IFRS transition disclosures included in note 13 to these condensed interim consolidated financial statements.

These condensed interim consolidated financial statements were authorized for issuance by the Board of Directors of the Company on May 2, 2012.

(b)	Basis of measurement:
The condensed interim consolidated financial statements have been prepared on the historical cost basis except for the following items in the condensed interim consolidated statement of financial position:
•	Derivative financial instruments which are measured at fair value;
•	Liabilities for cash-settled share-based payment arrangements which are measured at fair value;
•	Employee benefit obligations related to defined benefit plans which are measured as the net total of the fair value of plan assets and the present value of the defined benefit obligation;
•	Provision for decommissioning and site restoration costs which is measured at the present value of the expenditures expected to be required to settle the obligation; and
•	Contingent consideration in connection with a business combination which is measured at fair value.

The functional and presentation currency of the Company is the U.S. dollar.

(c)	Seasonality of the business:
The Company’s revenues and net earnings are subject to seasonal variations. Historically, net sales have been lowest in the first quarter and highest in the third quarter of the Company’s fiscal year.

QUARTERLY REPORT - Q2 2012 P.27

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

3. NEW ACCOUNTING STANDARDS AND INTERPRETATIONS NOT YET APPLIED:

A number of new accounting standards, and amendments to accounting standards and interpretations, are not yet effective for the year ending September 30, 2012, and have not been applied in preparing these condensed interim consolidated financial statements. These include:

Financial instruments
In October 2010, the IASB released IFRS 9, Financial instruments, which is the first part of a three-part project to replace IAS 39, Financial Instruments: Recognition and Measurement. This first part only covers classification and measurement of financial assets and financial liabilities, with impairment of financial assets and hedge accounting being addressed in the other two parts.

IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward in IFRS 9. However, requirements for measuring a financial liability at fair value have changed, as the portion of the changes in fair value related to the entity’s own credit risk must be presented in other comprehensive income rather than in net earnings. IFRS 9 will be effective for the Company’s fiscal year beginning on October 5, 2015, with earlier application permitted. The Company has not yet assessed the impact of the adoption of this standard on its consolidated financial statements.

Consolidation
In May 2011, the IASB released IFRS 10, Consolidated Financial Statements, which replaces SIC-12, Consolidation - Special Purpose Entities, and parts of IAS 27, Consolidated and Separate Financial Statements. The new standard builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included in a company’s consolidated financial statements. The standard provides additional guidance to assist in the determination of control where it is difficult to assess. IFRS 10 will be effective for the Company’s fiscal year beginning on September 30, 2013, with earlier application permitted. The Company has not yet assessed the impact of the adoption of this standard on its consolidated financial statements.

Joint Arrangements
In May 2011, the IASB released IFRS 11, Joint Arrangements, which supersedes IAS 31, Interests in Joint Ventures, and SIC-13, Jointly Controlled Entities - Non-monetary Contributions by Venturers. IFRS 11 focuses on the rights and obligations of a joint arrangement, rather than its legal form as is currently the case under IAS 31. The standard addresses inconsistencies in the reporting of joint arrangements by requiring the equity method to account for interests in joint ventures. IFRS 11 will be effective for the Company’s fiscal year beginning on September 30, 2013, with earlier application permitted. The Company has not yet assessed the impact of the adoption of this standard on its consolidated financial statements.

Disclosure of Interests in Other Entities
In May 2011, the IASB released IFRS 12, Disclosure of Interests in Other Entities. IFRS 12 is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off-balance sheet vehicles. The standard requires an entity to disclose information regarding the nature and risks associated with its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows. IFRS 12 will be effective for the Company’s fiscal year beginning on September 30, 2013, with earlier application permitted. The Company has not yet assessed the impact of the adoption of this standard on its consolidated financial statements.

Fair value measurement
In May 2011, the IASB released IFRS 13, Fair value measurement. IFRS 13 will improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRS. The standard will be effective for the Company’s fiscal year beginning on September 30, 2013, with earlier application permitted. The Company has not yet assessed the impact of the adoption of this standard on its consolidated financial statements.

QUARTERLY REPORT - Q2 2012 P.28

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

3. NEW ACCOUNTING STANDARDS AND INTERPRETATIONS NOT YET APPLIED (continued):

Financial statement presentation
In June 2011, the IASB amended IAS 1, Presentation of Financial Statements. The principal change resulting from the amendments to IAS 1 is a requirement to group together items within other comprehensive income that may be reclassified to the statement of income. The amendments also reaffirm existing requirements that items in other comprehensive income and net income should be presented as either a single statement or two consecutive statements. The amendment to IAS 1 will be effective for the Company’s fiscal year beginning on September 30, 2013, with earlier application permitted. The adoption of the amended standard will have no impact on the consolidated financial statements of the Company.

Employee benefits
In June 2011, the IASB amended IAS 19, Employee Benefits. Amongst other changes, the amendments require entities to compute the financing cost component of defined benefit plans by applying the discount rate used to measure post employment benefit obligations to the net post-employment benefit obligations (usually, the present value of defined benefit obligations less the fair value of plan assets). Furthermore, the amendments to IAS 19 enhance the disclosure requirements for defined benefit plans, providing additional information about the characteristics of defined benefit plans and the risks that entities are exposed to through participation in those plans. The amendment to IAS 19 will be effective for the Company’s fiscal years beginning on September 30, 2013, with earlier application permitted. The Company has not yet assessed the impact of the adoption of this standard on its consolidated financial statements.

4. INVENTORIES:

Inventories are comprised of the following:

	April 1, 2012	October 2, 2011

Raw materials and spare parts inventories	$53,142	$66,914
Work in process	24,864	31,710
Finished goods	495,264	469,687
	$573,270	$568,311

QUARTERLY REPORT - Q2 2012 P.29

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

5. EARNINGS PER SHARE:

A reconciliation between basic and diluted earnings per share is as follows:

	Three months ended		Six months ended
	April 1,	April 3,	April 1,	April 3,
	2012	2011	2012	2011

Basic earnings (loss) per share:
Basic weighted average number of common shares
outstanding	121,518	121,515	121,476	121,454
Basic EPS	$0.22	$0.51	$(0.16)	$0.80

Diluted earnings (loss) per share:
Basic weighted average number of common shares
outstanding	121,518	121,515	121,476	121,454
Plus dilutive impact of stock options and Treasury RSUs	467	758	-	764
Diluted weighted average number of common shares
outstanding	121,985	122,273	121,476	122,218
Diluted EPS	$0.22	$0.50	$(0.16)	$0.80

Excluded from the above calculation for the three months ended April 1, 2012 are 1,027,602 (2011 – 157,921) stock options and 65,000 (2011 – nil) treasury restricted share units (“Treasury RSUs”) which were deemed to be anti-dilutive. Excluded from the above calculation for the six months ended April 1, 2012 are 1,129,472 (2011 – 158,671) stock options and 686,423 (2011 – nil) Treasury RSUs which were deemed to be anti-dilutive.

6. OTHER COMPREHENSIVE INCOME (LOSS):

Other comprehensive income (loss) was comprised of the following:

	Three months ended		Six months ended
	April 1,	April 3,	April 1,	April 3,
	2012	2011	2012	2011

Net loss on derivatives designated as cash flow hedges	$(1,773)	$(3,479)	$(1,016)	$(2,489)
Income taxes	18	35	10	25

Amounts reclassified from other comprehensive income to net
earnings, and included in:
Net sales	(1,043)	1,508	(1,235)	1,578
Selling, general and administrative expenses	(177)	(249)	(206)	(511)
Financial expenses, net	1,040	563	1,125	1,415
Income taxes	6	(18)	12	(25)
	$(1,929)	$(1,640)	$(1,310)	$(7)

QUARTERLY REPORT - Q2 2012 P.30

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

7. SUPPLEMENTAL CASH FLOW DISCLOSURE:

(a)	Adjustments to reconcile net earnings to cash flows from operating activities:

	Three months ended		Six months ended
	April 1,	April 3,	April 1,	April 3,
	2012	2011	2012	2011

Depreciation and amortization (note 9)	$22,422	$17,844	$44,475	$35,178
Variation of depreciation included in inventories (note 9)	(1,846)	(54)	(5,770)	(2,163)
(Gain) loss on re-measurement of contingent
consideration in connection with a business
acquisition	652	-	(379)	-
Restructuring charges related to assets held for sale
and property, plant and equipment	(16)	636	7	636
Loss on disposal of property, plant and equipment	113	1	294	508
Loss on disposal of corporate asset	-	3,693	-	3,693
Share-based compensation costs	1,160	1,082	2,430	2,329
Deferred income taxes	(382)	(6,243)	(1,100)	(6,551)
Equity earnings in investment in joint venture	223	677	3	585
Unrealized net (gain) loss on foreign exchange and
financial derivatives not designated as cash flow
hedges	(1,433)	1,258	(359)	1,462
Adjustments to financial derivatives included in other
comprehensive income, net of amounts reclassified
to net earnings	-	(105)	-	563
Other assets	1,844	2,455	3,966	1,829
Provisions	94	-	164	-
Employee benefit obligations	725	1,184	255	821
	$23,556	$22,428	$43,986	$38,890

(b)	Non-cash transactions:

	Three months ended		Six months ended
	April 1,	April 3,	April 1,	April 3,
	2012	2011	2012	2011

Variation in non-cash transactions:
Additions to property, plant and equipment
included in accounts payable and accrued
liabilities	$(216)	$1,218	$(2,866)	$2,026
Proceeds on disposal of property, plant and
equipment in other assets	-	289	-	427
Dividends declared included in dividends payable	(9,176)	(9,113)	-	-

Non-cash ascribed value credited to contributed
surplus for dividends attributed to Treasury RSUs	$123	$55	$123	$55
Non-cash ascribed value credited to share capital
for shares issued pursuant to vesting of RSUs and
exercise of stock options	53	54	4,256	64

QUARTERLY REPORT - Q2 2012 P.31

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

7. SUPPLEMENTAL CASH FLOW DISCLOSURE (continued):

(c)	Cash and cash equivalents consist of:

	April 1, 2012	October 2, 2011

Cash balances with banks	$29,863	$80,474
Short-term investments, bearing interest at rates of primarily 1.05%	1,646	1,551
	$31,509	$82,025

8. RESTRUCTURING AND ACQUISITION-RELATED COSTS:

	Three months ended		Six months ended
	April 1,	April 3,	April 1,	April 3,
	2012	2011	2012	2011

(Gain) charges related to assets held for sale and
property, plant and equipment	$(16)	$636	$7	$636
Employee termination costs and other benefits	355	2,422	1,358	2,557
Other exit costs	172	608	431	1,181
Re-measurement of contingent consideration in
connection with a business acquisition (i)	652	-	(379)	-
Acquisition-related transaction costs	451	-	451	-
	$1,614	$3,666	$1,868	$4,374

(i)
The contingent consideration is comprised of Treasury RSUs which are measured using the Company’s stock price at the reporting date and the best estimate of the number of Treasury RSUs expected to vest. The balance of the contingent consideration payable as at April 1, 2012 is $3.5 million (October 2, 2011 - $3.9 million) and is included in accounts payable and accrued liabilities.

9. OTHER INFORMATION:

(a)	Depreciation and amortization:

	Three months ended		Six months ended
	April 1,	April 3,	April 1,	April 3,
	2012	2011	2012	2011

Depreciation and amortization of property, plant and
equipment and intangible assets	$22,422	$17,844	$44,475	$35,178
Adjustment for the variation of depreciation of property,
plant and equipment included in inventories at the
beginning and end of the period	(1,846)	(54)	(5,770)	(2,163)
Depreciation and amortization included in net earnings	$20,576	$17,790	$38,705	$33,015

Consists of:
Depreciation of property, plant and equipment	$16,457	$15,625	$30,303	$28,597
Amortization of intangible assets:
Amortization of intangible assets (excluding
software)	3,713	875	7,426	1,750
Amortization of software	406	1,290	976	2,668
Depreciation and amortization included in net earnings	$20,576	$17,790	$38,705	$33,015

QUARTERLY REPORT - Q2 2012 P.32

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

9. OTHER INFORMATION (continued):

(b)	Financial expenses, net

	Three months ended		Six months ended
	April 1,	April 3,	April 1,	April 3,
	2012	2011	2012	2011

Interest expense	$1,954	$194	$3,562	$560
Bank and other financial charges	821	412	1,619	822
Foreign exchange (gain) loss	225	(108)	370	413
Derivative (gain) loss on financial instruments not
designated for hedge accounting	(63)	165	(618)	1,511
	$2,937	$663	$4,933	$3,306

10. LONG-TERM DEBT:

During fiscal 2011, the Company increased its unsecured revolving long-term credit facility from $400 million to $800 million. The amended facility has a maturity date of June 2016. Amounts drawn under the facility bear interest at a variable banker’s acceptance or U.S. LIBOR-based interest rate plus a spread ranging from 125 to 200 basis points depending upon the Company’s level of debt leverage. As at April 1, 2012, $333.0 million (October 2, 2011 - $209.0 million) was drawn under the facility bearing a combined effective interest rate for the six months ended April 1, 2012 of 2.17%, including the impact of interest rate swaps. In addition, an amount of $3.9 million (October 2, 2011 - $5.8 million) has been committed against this facility to cover various letters of credit. The revolving long-term credit facility requires the Company to comply with certain covenants including maintenance of a net debt to trailing twelve months EBITDA ratio below 3.0:1, although the facility provides that this limit may be exceeded in the short term under certain circumstances. EBITDA is defined under the facility as net earnings before interest, income taxes, depreciation and amortization, with adjustments for certain non-recurring items. Based on EBITDA for the trailing twelve months ended April 1, 2012, the borrowing limit under the revolving long-term credit facility as at April 1, 2012 was approximately $620 million.

Upon the closing of the acquisition of Anvil Holdings, Inc., as indicated in note 12 to these condensed interim consolidated financial statements, the trailing twelve months net debt to EBITDA ratio covenant would be increased from 3.0:1 to 3.5:1 for the balance of the Company’s 2012 fiscal year. In addition, the Company would be permitted to include the historical EBITDA of Anvil Holdings, Inc. in the calculation of EBITDA for the trailing twelve months.

QUARTERLY REPORT - Q2 2012 P.33

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

11. SEGMENT INFORMATION:

During the first quarter of fiscal 2012, the Company began managing and reporting its business through two separate operating divisions which reflect the major customer market segments its serves, each of which is a reportable segment for financial reporting purposes. The Company previously managed and reported its operations under one reportable business segment, being high-volume, basic, frequently replenished, non-fashion apparel. The following summary describes the operations of each of the Company’s reportable segments:

Printwear: The Printwear segment, headquartered in Barbados, designs, manufactures and distributes globally undecorated activewear products primarily to wholesale distributors and decorators in over 30 countries across North America, Europe and the Asia-Pacific region.

Branded Apparel: The Branded Apparel segment, headquartered in Charleston, South Carolina, designs, manufactures, sources, and distributes socks, underwear and activewear products primarily to U.S. retailers.

The chief operating decision-maker assesses segment performance based on segment operating income which is defined as operating income before corporate head office expenses, restructuring and acquisition-related costs, and amortization of intangible assets. The accounting policies of the segments are the same as those described in note 3 of the Company’s condensed interim consolidated financial statements for the quarter ended January 1, 2012.

The segment disclosures below include comparative financial information for the three and six months ended April 3, 2011, which have been presented on the same reportable segment basis as fiscal 2012.

Segmented net sales and segment operating income:

	Three months ended		Six months ended
	April 1,	April 3,	April 1,	April 3,
	2012	2011	2012	2011

Segmented net sales:
Printwear	$360,918	$323,624	$508,112	$573,564
Branded Apparel	121,647	59,579	278,250	140,856
Total net sales	$482,565	$383,203	$786,362	$714,420

Segment operating income (loss):
Printwear	$50,061	$89,237	$19,259	$151,996
Branded Apparel	1,120	(5,924)	3,555	(12,577)
Total segment operating income	$51,181	$83,313	$22,814	$139,419

Reconciliation to consolidated earnings (loss) before income taxes:
Total segment operating income	$51,181	$83,313	$22,814	$139,419
Amortization of intangible assets, excluding
software	(3,713)	(875)	(7,426)	(1,750)
Corporate expenses	(15,314)	(20,909)	(27,719)	(36,132)
Restructuring and acquisition-related costs	(1,614)	(3,666)	(1,868)	(4,374)
Financial expenses, net	(2,937)	(663)	(4,933)	(3,306)
Equity earnings (loss) in investment in joint venture	(223)	(677)	(3)	(585)
Earnings (loss) before income taxes	$27,380	$56,523	$(19,135)	$93,272

QUARTERLY REPORT - Q2 2012 P.34

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

12. SUBSEQUENT EVENT:

On May 2, 2012, the Company entered into a definitive agreement to acquire 100% of the common shares of Anvil Holdings, Inc. (Anvil) for a total purchase price of approximately $88 million. The Company will not assume any of Anvil’s outstanding debt. The acquisition will be financed by the utilization of the Company’s revolving long-term bank credit facility. Anvil is a supplier of high-quality basic T-shirts and sport shirts for the printwear market. The acquisition is subject to customary closing conditions and is expected to close by the end of May 2012.

The Company will account for this acquisition using the acquisition method in accordance with IFRS 3, Business Combinations, and the results of Anvil will be consolidated with those of the Company from the date of acquisition. The Company has not yet completed the allocation of the purchase price to the identifiable net assets acquired.

13. FIRST TIME ADOPTION OF IFRS:

Prior to October 2, 2011, the Company prepared its consolidated financial statements in accordance with Canadian GAAP. For periods beginning after October 2, 2011, the Company has adopted IFRS for the preparation of its consolidated financial statements. This note provides a reconciliation, with explanatory notes, of the adjustments made by the Company in recasting the following financial information previously prepared in accordance with Canadian GAAP:

•	Condensed interim consolidated statement of financial position as at April 3, 2011; and

•	Condensed interim consolidated statements of earnings and comprehensive income for the three months and six months ended April 3, 2011.

The financial information provided in this note is to allow investors and others to obtain a better understanding of the effects of the changeover to IFRS on the Company’s financial position and financial performance. Readers are cautioned, however, that it may not be appropriate to use such information for any other purpose. This information reflects assumptions based on information available as at the date of this report, and circumstances may arise, such as changes in IFRS standards or economic conditions, which could materially change these assumptions, and may require retrospective application of new IFRS standards or cause the Company to select different accounting policies. Final decisions on accounting policies are not required to be made until the preparation of the fiscal 2012 annual consolidated financial statements.

QUARTERLY REPORT - Q2 2012 P.35

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

13. FIRST TIME ADOPTION OF IFRS (continued):

Reconciliation of financial position and equity at April 3, 2011 from Canadian GAAP to IFRS:

		IFRS adjustments
	Canadian GAAP	CanAm Adjustments	Other Adjustments		IFRS
		Note 1		Note
Current assets:
Cash and cash equivalents	$173,760	$(482)	$-		$173,278
Trade accounts receivable	193,042	-	-		193,042
Inventories	439,219	(4,962)	-		434,257
Prepaid expenses and deposits	8,066	(114)	-		7,952
Assets held for sale	-	-	14,867	3	14,867
Other current assets	9,120	(635)	-		8,485
Total current assets	823,207	(6,193)	14,867		831,881

Property, plant and equipment	515,387	(16,326)	4,668	5	500,878
			(2,851)	6

Investment in joint venture	-	11,948	-		11,948
Assets held for sale	14,867	-	(14,867)	3	-
Intangible assets	58,822	-	5,338	7	64,160
Goodwill	16,012	-	(5,815)	9	10,197
Deferred income taxes	3,861	-	1,806	8	1,732
			(1,922)	7
			343	6
			(2,356)	4

Other assets	9,543	4,370	(1,029)	8	12,884

Total assets	$1,441,699	$(6,201)	$(1,818)		$1,433,680

Current liabilities:
Accounts payable and accrued liabilities	$220,168	$3,069	$(13,000)	10	$210,237

Income taxes payable	2,189	-	-		2,189
Total current liabilities	222,357	3,069	(13,000)		212,426

Deferred income taxes	2,356	-	(2,356)	4	-
Employee benefit obligations	-	-	13,000	10	13,000
Provisions	-	-	7,951	5	7,951
Non-controlling interest in consolidated joint venture	10,473	(10,473)	-		-
Total liabilities	235,186	(7,404)	5,595		233,377

Equity
Share capital	98,768	-	-		98,768
Contributed surplus	12,411	-	-		12,411
Retained earnings	1,070,803	993	(7,518)		1,090,841
		210	105
			26,248	11

Accumulated other comprehensive income	24,531	-	(26,248)	11	(1,717)
Total equity attributable to
shareholders of the Company	1,206,513	1,203	(7,413)		1,200,303

Total liabilities and equity	$1,441,699	$(6,201)	$(1,818)		$1,433,680

QUARTERLY REPORT - Q2 2012 P.36

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

13. FIRST TIME ADOPTION OF IFRS (continued):

Reconciliation of comprehensive income for the three months ended April 3, 2011 from Canadian GAAP to IFRS:

		IFRS adjustments
	Canadian GAAP	CanAm Adjustments	Other Adjustments		IFRS
		Note 1		Note

Net sales	$383,229	$(26)	$-		$383,203
Cost of sales	275,641	(1,488)	70	5	274,421
			198	6

Gross profit	107,588	1,462	(268)		108,782

Selling, general and administrative expenses	47,715	-	76	7	47,253
			(599)	2
			61	6

Restructuring and acquisition-related costs	3,666	-	-		3,666

Operating income	56,207	1,462	194		57,863

Financial expenses, net	438	3	222	2	663
Non-controlling interest in consolidated
joint venture	(677)	677	-		-
Equity (earnings) loss in investment in joint venture	-	677	-		677

Earnings before income taxes	56,446	105	(28)		56,523

Income tax expense (recovery)	(4,972)	-	(173)	8	(5,186)
			(14)	6
			(27)	7

Net earnings	61,418	105	186		61,709

Other comprehensive loss, net of related
income taxes	(1,640)	-	-		(1,640)

Comprehensive income	$59,778	$105	$186		$60,069

Earnings per share:
Basic EPS	$0.51				$0.51
Basic weighted average number of shares
outstanding	121,515				121,515

Diluted EPS	$0.50				$0.50
Diluted weighted average number of shares
outstanding	122,273				122,273

QUARTERLY REPORT - Q2 2012 P.37

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

13. FIRST TIME ADOPTION OF IFRS (continued):

Reconciliation of comprehensive income for the six months ended April 3, 2011 from Canadian GAAP to IFRS:

		IFRS adjustments
	Canadian GAAP	CanAm Adjustments	Other Adjustments		IFRS
		Note 1		Note

Net sales	$714,509	$(89)	$-		$714,420
Cost of sales	525,032	(1,474)	140	5	524,090
			392	6

Gross profit	189,477	1,385	(532)		190,330

Selling, general and administrative expenses	89,356	-	152	7	88,793
			(820)	2
			105	6

Restructuring and acquisition-related costs	4,374	-	-		4,374

Operating income	95,747	1,385	31		97,163

Financial expenses, net	2,853	5	448	2	3,306
Non-controlling interest in consolidated
joint venture	(585)	585	-		-
Equity (earnings) loss in investment in joint venture	-	585	-		585

Earnings before income taxes	93,479	210	(417)		93,272

Income tax expense (recovery)	(3,809)	-	(440)	8	(4,331)
			(28)	6
			(54)	7

Net earnings	97,288	210	105		97,603

Other comprehensive loss, net of related
income taxes	(7)	-	-		(7)

Comprehensive income	$97,281	$210	$105		$97,596

Earnings per share:
Basic EPS	$0.80				$0.80
Basic weighted average number of shares
outstanding	121,454				121,454

Diluted EPS	$0.80				$0.80
Diluted weighted average number of shares
outstanding	122,218				122,218

QUARTERLY REPORT - Q2 2012 P.38

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

13. FIRST TIME ADOPTION OF IFRS (continued):

NOTES TO RECONCILIATIONS FROM CANADIAN GAAP TO IFRS:

1) Investment in joint venture

Under Canadian GAAP, the Company consolidated the accounts of its yarn-spinning joint venture CanAm Yarns LLC (“CanAm”). Under IFRS, CanAm is considered a jointly controlled entity over which the Company has joint control. Consequently, the Company no longer consolidates CanAm and accounts for the investment using the equity method as at October 4, 2010, which is the opening IFRS balance sheet date.

Impact on consolidated statement of financial position: Under IFRS, the Company’s net investment in CanAm is presented as a long-term asset on one line in the consolidated statement of financial position, for an amount equal to the Company’s initial investment and its cumulative share of undistributed earnings.

April 3, 2011

Increase in investment in joint venture	$11,948
Decrease in assets (excluding investment in joint venture)	(18,149)
Decrease in total liabilities and equity	(6,201)

Impact on consolidated statements of earnings and comprehensive income: Consolidated net earnings and comprehensive income are not significantly affected by this change. Non-material adjustments to certain components of net earnings have been made, as the Company’s share of CanAm’s net earnings are presented in a separate caption in the statement of earnings appearing below the gross profit subtotal, as opposed to presenting the Company’s share of the results of CanAm on each line of the statement of earnings and comprehensive income.

2) Corporate aircraft lease

A previous lease of a corporate aircraft, which was accounted for as an operating lease under Canadian GAAP, met the criteria for a finance lease under IFRS at the transition date primarily due to the fact that the Company had given notice to the lessor in fiscal 2010 to exercise an early purchase option. Accordingly, this lease was recognized as a finance lease on the opening IFRS consolidated statement of financial position as at October 4, 2010.

Impact on consolidated statement of financial position: The impact of reclassifying the corporate aircraft lease, previously classified as an operating lease, resulted in an increase in property, plant and equipment, an increase in current liabilities, and a decrease to prepaid expenses and deposits on the opening IFRS consolidated statement of financial position as at October 4, 2010. There was no impact on the consolidated statement of financial position for the reclassification of the corporate aircraft lease as at April 3, 2011, as the Company purchased the corporate aircraft during the second quarter of fiscal 2011 and immediately sold it to an external, unrelated party.

Impact on consolidated statements of earnings and comprehensive income: The impact of the difference in lease classification was a decrease in selling, general and administrative expenses (SG&A) due to the reversal of rent expense, partially offset by the depreciation incurred on the asset that was reclassified as a finance lease. Conversely, financial expenses increased due to the interest accretion on the debt related to the finance lease.

	Three months ended	Six months ended
	April 3, 2011	April 3, 2011

Decrease in SG&A	$(599)	$(820)
Increase in financial expenses	222	448
Increase in comprehensive income	377	372

During the second quarter of fiscal 2011, the Company entered into a new lease for a corporate aircraft which was being accounted for as an operating lease under Canadian GAAP and which is also being accounted for as an operating lease under IFRS.

QUARTERLY REPORT - Q2 2012 P.39

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

13. FIRST TIME ADOPTION OF IFRS (continued):

NOTES TO RECONCILIATIONS FROM CANADIAN GAAP TO IFRS (continued):

3) Assets held for sale

Under Canadian GAAP, assets held for sale were classified as non-current assets. Under IFRS, assets held for sale are classified as current assets.

Impact on consolidated statement of financial position: This difference has resulted in an adjustment of $14.9 million as at April 3, 2011 to reclassify assets held for sale from non-current to current assets.

Impact on consolidated statements of earnings and comprehensive income: There is no impact on net earnings and comprehensive income.

4) Classification of deferred income taxes

Under IFRS, deferred income tax assets and deferred income tax liabilities are offset if the taxable entity has a legally enforceable right to offset current income tax liabilities and current income tax assets, and the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on the same taxable entity.

Impact on consolidated statement of financial position: The Company recorded an adjustment to offset deferred income tax liabilities of $2.4 million against deferred income tax assets as at April 3, 2011.

Impact on consolidated statements of earnings and comprehensive income: There is no impact on net earnings and comprehensive income.

5) Decommissioning and site restoration costs

Under Canadian GAAP, asset retirement obligations, which are referred to as liabilities for decommissioning and site restoration costs under IFRS, were not required to be recognized when the timing and/or method of settlement was conditional on a future event, the entity had several options to settle the obligation, and the obligation had an indeterminate settlement date. Under IFRS, when the method and timing of the future settlement of an existing obligation are uncertain, an entity should determine a range of possible outcomes and methods of settlement and make an estimate of the future obligation. Under Canadian GAAP, the Company did not recognize any liability and corresponding asset for the estimated future costs of decommissioning and site restoration for certain assets located at its textile and sock facilities since the criteria for recognition had not been met. However, it was determined that an obligation exists under IFRS. The Company has elected to use an optional exemption that allows the use of a simplified approach to calculate the IFRS adjustment for the depreciated cost of the property, plant and equipment at the transition date relating to the decommissioning and site restoration liability, as opposed to recalculating the asset value since its inception date as would otherwise be required under IFRS.

Impact on consolidated statement of financial position: The estimate of the present value of future decommissioning and site restoration costs for certain assets at the Company’s manufacturing locations resulted in the recognition of a site restoration liability classified as a non-current liability, an increase to property, plant and equipment, and a reduction to equity to reflect the accumulated depreciation for the property, plant and equipment since inception.

April 3, 2011

Increase in property, plant and equipment	$4,668
Increase in provisions	7,951
Decrease in equity	(3,283)

QUARTERLY REPORT - Q2 2012 P.40

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

13. FIRST TIME ADOPTION OF IFRS (continued):

NOTES TO RECONCILIATIONS FROM CANADIAN GAAP TO IFRS (continued):

5) Decommissioning and site restoration costs (continued)

Impact on consolidated statements of earnings and comprehensive income: The increase in property, plant and equipment has resulted in an increase in depreciation expense, which is reported in cost of sales.

	Three months ended	Six months ended
	April 3, 2011	April 3, 2011

Increase in cost of sales	$70	$140
Decrease in comprehensive income	(70)	(140)

6) Components of property, plant and equipment

Under Canadian GAAP, the cost of an item of property, plant and equipment made up of significant separable component parts was allocated to the component parts only when practicable and when estimates could have been made of the lives of the separate components. Under IFRS, each part of an item of property, plant and equipment with a cost that is significant in relation to the total cost of the item shall be depreciated separately, each with its own useful life, resulting in depreciation expense which may differ from depreciation expense under Canadian GAAP.

Impact on consolidated statement of financial position: The impact of the identification of significant components of certain buildings resulted in a reduction to property, plant and equipment, primarily due to lower useful lives assigned to certain components.

April 3, 2011

Decrease in property, plant and equipment	$(2,851)
Increase in deferred income tax assets	343
Decrease in equity	(2,508)

Impact on consolidated statements of earnings and comprehensive income: The impact of the lower useful lives of the components of certain buildings resulted in an increase in depreciation expense resulting in an increase in cost of sales and SG&A expenses.

	Three months ended	Six months ended
	April 3, 2011	April 3, 2011

Increase in cost of sales	$198	$392
Increase in SG&A	61	105
Income taxes	(14)	(28)
Decrease in comprehensive income	(245)	(469)

7) Income taxes - Deferred income tax assets in a business combination recognized subsequent to the measurement period

Under Canadian GAAP, additional deferred income tax assets of an acquired company that were not initially recognized within the measurement period, but were recognized subsequent to the measurement period were recognized first as a reduction of goodwill, then as a reduction of intangible assets before any adjustment was recognized in net earnings. Under IFRS, additional deferred tax assets of an acquired company that are recognized after the measurement period do not result in a reduction of intangible assets, and are instead recognized in net earnings. Under Canadian GAAP, the Company had recorded the recognition of a deferred income tax asset subsequent to the measurement period, in connection with a business combination which occurred prior to the IFRS transition date, as a reduction of intangible assets.

QUARTERLY REPORT - Q2 2012 P.41

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

13. FIRST TIME ADOPTION OF IFRS (continued):

NOTES TO RECONCILIATIONS FROM CANADIAN GAAP TO IFRS (continued):

7) Income taxes - Deferred income tax assets in a business combination recognized subsequent to the measurement period (continued)

Impact on consolidated statement of financial position: This difference has resulted in an increase to intangible assets, to reverse the reduction of intangible assets described above.

April 3, 2011

Increase in intangible assets	$5,338
Decrease in deferred income tax assets	(1,922)
Increase in equity	3,416

Impact on consolidated statements of earnings and comprehensive income: The increase in intangible assets has resulted in an increase in amortization expense, which is reported in SG&A.

	Three months ended	Six months ended
	April 3, 2011	April 3, 2011

Increase in SG&A	$76	$152
Income taxes	(27)	(54)
Decrease in comprehensive income	(49)	(98)

8) Income taxes - Assets transferred between entities within the consolidated group

Under Canadian GAAP, deferred income tax assets and liabilities were not recognized for temporary differences arising from assets transferred between entities within the consolidated group, although any income tax expense/recovery incurred by the selling entity was recorded on the statement of financial position as a non-tax asset/liability. Under IFRS, the tax expense/recovery incurred by the selling entity is not deferred, but a deferred income tax asset/liability is recorded for the temporary difference resulting from the internal transfer (essentially the change in the tax basis), measured at the buying entity’s tax rate.

Impact on consolidated statement of financial position: This difference has resulted in the reversal of a non-tax asset which was included in other assets, and the recognition of deferred income tax assets. The adjustment to increase deferred income tax assets reflects the tax effect of temporary differences for certain inventories which have been transferred between entities within the consolidated group, using the buying entity’s tax rate.

April 3, 2011

Decrease in other assets	$(1,029)
Increase in deferred income tax assets	1,806
Increase in equity	777

Impact on consolidated statements of earnings and comprehensive income: This difference has resulted in a decrease in income taxes with a corresponding increase in net earnings and comprehensive income.

	Three months ended	Six months ended
	April 3, 2011	April 3, 2011

Income taxes	$(173)	$(440)
Increase in comprehensive income	173	440

QUARTERLY REPORT - Q2 2012 P.42

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

13. FIRST TIME ADOPTION OF IFRS (continued):

NOTES TO RECONCILIATIONS FROM CANADIAN GAAP TO IFRS (continued):

9) Business combinations - Contingent consideration

Under Canadian GAAP, contingent consideration was recognized at the date of acquisition of a business when the amount could have been reasonably estimated and the outcome was determinable beyond reasonable doubt. Otherwise, contingent consideration was recognized when resolved as an additional cost of the purchase (which usually resulted in such costs being added to goodwill). Under IFRS, contingent consideration is recognized at the date of acquisition at fair value, generally as a liability, and the impact of changes in the subsequent re-measurement of contingent consideration is generally recorded in net earnings.

Impact on consolidated statement of financial position: At October 4, 2010, an adjustment was recorded to recognize a liability of $5.8 million at the transition date with a corresponding decrease to retained earnings, with respect to contingent consideration which was part of a business combination that occurred prior to the IFRS transition date and which was recognized under Canadian GAAP after the transition date. This adjustment was charged to retained earnings under IFRS rather than goodwill because IFRS does not permit transition date adjustments to be made to goodwill in this case. During the second quarter of fiscal 2011, the contingent consideration was resolved for an amount of $5.8 million which was recorded as an increase to goodwill under Canadian GAAP. As a result, an adjustment was required to reduce goodwill by $5.8 million as at April 3, 2011 since IFRS does not permit adjustments to goodwill in this case.

April 3, 2011

Decrease in goodwill	$(5,815)
Decrease in equity	(5,815)

Impact on consolidated statements of earnings and comprehensive income: There is no impact on net earnings and comprehensive income.

10) Classification of statutory severance and other post-employment benefit obligations

Impact on consolidated statement of financial position: An adjustment has been recorded to reclassify statutory severance and other post-employment benefit obligations of $13.0 million as at April 3, 2011 from accounts payable and accrued liabilities to non-current employee benefit obligations.

Impact on consolidated statements of earnings and comprehensive income:  There is no impact on net earnings and comprehensive income.

11) Foreign exchange cumulative translation differences

Impact on consolidated statement of financial position: The Company has elected to use an exemption which permits the balance of any cumulative translation adjustment (CTA) to be eliminated by an adjustment to opening retained earnings at the transition date. As a result, the Company eliminated its CTA balance of $26.2 million as at October 4, 2010 which was included in accumulated other comprehensive income through an adjustment to retained earnings.

Impact on consolidated statements of earnings and comprehensive income: There is no impact on net earnings and comprehensive income.

QUARTERLY REPORT - Q2 2012 P.43

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

13. FIRST TIME ADOPTION OF IFRS (continued):

NOTES TO RECONCILIATIONS FROM CANADIAN GAAP TO IFRS (continued):

12) Statements of cash flows

The transition from Canadian GAAP to IFRS has not had a significant impact on the consolidated statements of cash flows except for the following:

	Three months ended			Six months ended
	April 3, 2011			April 3, 2011
	Canadian			Canadian
	GAAP	Adjustment	IFRS	GAAP	Adjustment	IFRS

Cash flows from operating activities	$(4,658)	$(2,408)	$(7,066)	$10,157	$693	$10,850
Cash flows from financing activities	(8,823)	(17,002)	(25,825)	(7,526)	(17,233)	(24,759)
Cash flows used in investing activities	(47,816)	23,031	(24,785)	(87,700)	23,657	(64,043)
Effect of exchange rate changes on
cash and cash equivalents
denominated in foreign currencies	132	-	132	387	-	387
Net decrease in cash and cash
equivalents during the period	(61,165)	3,621	(57,544)	(84,682)	7,117	(77,565)
Cash and cash equivalents,
beginning of period	234,925	(4,103)	230,822	258,442	(7,599)	250,843
Cash and cash equivalents,
end of period	$173,760	$(482)	$173,278	$173,760	$(482)	$173,278

The decrease in cash flows from financing activities for the six months ended April 3, 2011 from Canadian GAAP to IFRS of $17.2 million is primarily due to the impact of the reclassification of the corporate aircraft lease as described in note 2) to the reconciliations from Canadian GAAP to IFRS. Under Canadian GAAP the corporate aircraft lease was accounted for as an operating lease. As a result, the purchase and immediate sale of the corporate aircraft during the second quarter of fiscal 2011 was recorded on a net basis within investing activities. Under IFRS, the corporate aircraft lease was accounted for as a finance lease and therefore the purchase of the corporate aircraft was recorded as a repayment of other long-term debt within financing activities, and the sale of the corporate aircraft was recorded as proceeds on disposal of corporate asset within investing activities.

The decrease in cash flows used in investing activities for the six months ended April 3, 2011 from Canadian GAAP to IFRS of $23.7 million is primarily due to: (i) the impact of the reclassification of the corporate aircraft lease as a finance lease as mentioned above; and (ii) the impact of the settlement in the second quarter of fiscal 2011 of the contingent consideration of $5.8 million in connection with a business combination as described in note 9) to the reconciliations from Canadian GAAP to IFRS, which was included in cash flows from operating activities under IFRS, and therefore excluded from investing activities under IFRS.

QUARTERLY REPORT - Q2 2012 P.44